1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

December 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Rebekah Lindsey

Re:	MicroStrategy Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 12, 2021

Form 10-Q for the Quarter Ended September 30, 2021

Filed October 28, 2021

File No. 000-24435

Dear Ms. Collins and Ms. Lindsey:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comment contained in the letter dated December 3, 2021 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Phong Le, President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “2020 10-K”) and Form 10-Q for the quarter ended September 30, 2021 (the “Q3 2021 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2020 10-K and Q3 2021 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Non-GAAP Financial Measures, page 29

Comment:

1.

We note your response to prior comment 5 and we object to your adjustment for bitcoin impairment charges in your non-GAAP measures. Please revise to remove this adjustment in future filings. Refer to Rule 100 of Regulation G.

Response:

The Company will revise its disclosures of non-GAAP measures in future filings to remove the adjustment for impairment losses and gains on sale related to bitcoin, as requested by the Commission.

* * * * *

In connection with responding to the staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

We hope you find that this response answers the staff’s questions, but please contact the undersigned at phle@microstrategy.com if you have any further questions or would like to discuss our response.

Very truly yours,

/s/ Phong Le

Phong Le
President & Chief Financial Officer

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